UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report is filed in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse. It contains information about Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

Unless the context otherwise requires, references herein to “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of Credit Suisse Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006 (the Group’s 2006 20-F), and subsequent annual reports on Form 20-F filed by Credit Suisse Group or the Bank with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected income statement information

in	3Q07	3Q06	% change	9M07	9M06	% change

Statements of income (CHF million)

Net revenues	6,069	7,630	(20)	29,659	26,314	13

Provision for credit losses	4	(30)	–	32	(74)	–

Compensation and benefits	2,208	3,308	(33)	12,234	11,164	10

General and administrative expenses	1,766	1,646	7	4,964	4,741	5

Commission expenses	612	545	12	1,753	1,557	13

Total other operating expenses	2,378	2,191	9	6,717	6,298	7

Total operating expenses	4,586	5,499	(17)	18,951	17,462	9

Income from continuing operations before taxes, minority interests and extraordinary items	1,479	2,161	(32)	10,676	8,926	20

Income tax expense	(381)	273	–	1,250	1,282	(2)

Minority interests	770	530	45	3,161	2,692	17

Income from continuing operations before extraordinary items	1,090	1,358	(20)	6,265	4,952	27

Extraordinary items, net of tax	0	0	–	0	(24)	100

Net income	1,090	1,358	(20)	6,265	4,928	27

Selected balance sheet information

end of	3Q07	4Q06	% change

Balance sheet statistics (CHF million)

Total assets	1,355,861	1,226,764	11

Share capital	4,400	4,400	0

For additional information on the condensed consolidated statements of income for the three months and nine months ended September 30, 2007 and 2006 and the condensed consolidated balance sheets as of September 30, 2007 and December 31, 2006, please refer to “Note 22 – Subsidiary guarantee information” in the Notes to the condensed consolidated financial statements in the Group’s financial statements for the third quarter of 2007 (Credit Suisse Financial Statements 3Q07), which were filed with the SEC on November 2, 2007. For a detailed description of factors that affect the results of operations of the Bank, please refer to “Item 5 – Operating and financial review and prospects – Overview – Factors affecting results of operations” in the Group’s 2006 20-F.

BIS statistics

end of	3Q07	4Q06	% change

Capital (CHF million)

Tier 1 capital	33,802	26,600	27

of which non-cumulative perpetual preferred securities and capital notes	1,232	1,065	16

Total BIS regulatory capital	45,180	38,441	18

Capital ratios (%)

Tier 1 ratio	12.0	11.4	–

Total BIS regulatory capital ratio	16.1	16.5	–

Information on the Company
The business of the Bank is substantially the same as the business of Credit Suisse Group, which is described in “Item 4 –Information on the company” in the Group’s 2006 20-F. Substantially all of the Bank’s operations are conducted through the Investment Banking, Private Banking and Asset Management segments.

Certain other assets, liabilities and results of operations that are associated with the three segments are not included in the Bank’s condensed consolidated balance sheets and statements of income. In 2006 and prior years, these related principally to the activities of Clariden Leu and Neue Aargauer Bank. The results of operations of these entities, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s consolidated statements of income. The results of operations of BANK-now, which are managed by the Bank and included in the Bank’s Private Banking segment, were included in the Bank’s consolidated financial statements through December 31, 2006. Effective January 3, 2007, BANK-now is a subsidiary of the Group and its results of operations are not included in the Bank’s consolidated financial statements.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu[1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now[2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca die Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

In addition, the Group has certain financing activities that are not in the Bank’s consolidated balance sheets and statements of income. All of these activities vary from period to period and give rise to differences between the Bank’s aggregate assets, liabilities and results of operations and those of the Group.

Comparison of consolidated statements of income

		Bank		Group

in	3Q07	3Q06	3Q07	3Q06

Statements of income (CHF million)

Net revenues	6,069	7,630	6,842	8,076

Total operating expenses	4,586	5,499	4,802	5,656

Income from continuing operations before taxes, minority interests and extraordinary items	1,479	2,161	2,036	2,460

Income from continuing operations before extraordinary items	1,090	1,358	1,302	1,468

Comparison of consolidated statements of income

		Bank		Group

in	9M07	9M06	9M07	9M06

Statements of income (CHF million)

Net revenues	29,659	26,314	31,499	27,789

Total operating expenses	18,951	17,462	19,563	17,894

Income from continuing operations before taxes, minority interests and extraordinary items	10,676	8,926	11,899	9,986

Income from continuing operations before extraordinary items	6,265	4,952	7,220	5,682

Comparison of consolidated balance sheets

		Bank		Group

end of	3Q07	4Q06	3Q07	4Q06

Balance sheet statistics (CHF million)

Total assets	1,355,861	1,226,764	1,376,442	1,255,956

Total liabilities	1,323,585	1,200,719	1,334,477	1,212,370

Operating and financial review and prospects
The Bank’s operating results, cash flows and prospects are substantially the same as the results from continuing operations, cash flows from continuing operations and prospects of the Group. The Bank operates through the same operating segments as the Group and these segment results are included in Core Results. These are described in Core Results in the Group’s third quarter 2007 Financial Review (Credit Suisse Financial Review 3Q07), which was filed with the SEC on November 2, 2007 on Form 6-K.

Legal proceedings
The Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Information on the Bank’s legal proceedings is set forth in “Note 23 – Litigation” in the Notes to the condensed consolidated financial statements in the Credit Suisse Financial Statements 3Q07.
South Africa litigation
With respect to the appeal taken against the decision of the US District Court for the Southern District of New York (SDNY) dismissing the actions in the South Africa litigation matters disclosed in Item 8 of our Annual Report on Form 20-F for the year ended December 31, 2006, in October 2007, the US Court of Appeals for the Second Circuit reversed the decision of the SDNY as to certain claims and remanded the case to the SDNY for further proceedings.

Quantitative disclosure about market risk
Information on market risk and other information relating to the Bank’s risk management (including its segments) are included in “Risk management” in the Credit Suisse Financial Review 3Q07.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: November 2, 2007

By:
/s/ Urs Rohner
Urs Rohner
General Counsel

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer